UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Educational Development Corporation

(Name of Issuer)

Common Stock, $0.20 par value

(Title of Class of Securities)

281479105

(CUSIP Number)

DAVID SANDBERG

RED OAK PARTNERS, LLC

95 S. Federal Hwy, Suite 201

Boca Raton, FL 33432

(212) 614-8952

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 281479105

1	NAME OF REPORTING PERSONS

The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		234,362
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

234,362
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

234,362
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

PN

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CUSIP No. 281479105

1	NAME OF REPORTING PERSONS

The Red Oak Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		58,790
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

58,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 281479105

1	NAME OF REPORTING PERSONS

The Red Oak Institutional Founders Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		203,637
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

203,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

203,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

PN

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CUSIP No. 281479105

1	NAME OF REPORTING PERSONS

Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,789
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 281479105

1	NAME OF REPORTING PERSONS

David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,789
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 281479105

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D, as amended by amendments 1 and 2 as specifically set forth herein.

Item 2.	Identity and Background. Item 2 is hereby amended to add the following:

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

The Red Oak Long Fund, LP, a Delaware limited partnership (“Red Oak Long Fund”);

The Red Oak Institutional Founders Long Fund, LP, a Delaware limited partnership (“Red Oak Founders Fund”);

Red Oak Partners, LLC, a Florida limited liability company (“Red Oak Partners”); and

David Sandberg, a United States citizen.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of Red Oak Fund, Red Oak Long Fund and Red Oak Founders Fund (each a “Fund” and, collectively, the “Funds”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement.  Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

The principal office or business address of the Funds, Red Oak Partners and David Sandberg is 95 S. Federal Hwy, Suite 201, Boca Raton, FL 33432.

(d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction. Item 4 is hereby amended to add the following:

The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons may determine to:

·	acquire additional Common Stock through open market purchases or otherwise;

·	sell Common Stock through the open market or otherwise; or

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CUSIP No. 281479105

·	otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5.	Interest in Securities of the Issuer. Item 5 is hereby amended as follows:

(a)       The aggregate percentage of the Issuer’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 8,352,253 shares of common stock outstanding at June 4, 2020, as reported by the Issuer on its Form DEF 14A, filed with the United States Securities and Exchange Commission on June 12, 2020. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 496,789 shares of Common Stock, representing 5.9% of all the outstanding shares of Common Stock. The Funds are each controlled by Red Oak Partners. Therefore, Red Oak Partners may be deemed to beneficially own (i) the 234,362 shares of Common Stock held by the Red Oak Fund, (ii) the 203,637 shares of Common Stock held by Red Oak Founders Fund, and (iii) the 58,790 shares of Common Stock held by the Red Oak Long Fund.

Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 496,789 shares of Common Stock beneficially owned by Red Oak Partners through the Funds, representing 5.9% of all the outstanding shares of Common Stock.

Red Oak Fund may be deemed to beneficially own 234,362 shares of Common Stock, representing 2.8% of all the outstanding shares of Common Stock. Red Oak Founders Fund may be deemed to beneficially own 203,637 shares of Common Stock, representing 2.4% of all the outstanding shares of Common Stock. Red Oak Long Fund may be deemed to beneficially own 58,790 shares of Common Stock, representing less than 1% of all the outstanding shares of Common Stock.

(b)       Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 234,362 shares of Common Stock held by the Red Oak Fund, (ii) the 203,637 shares of Common Stock held by Red Oak Founders Fund, and (iii) the 58,790 shares of Common Stock held by the Red Oak Long Fund. No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

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CUSIP No. 281479105

(c)       Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

Date	Fund Name	Action	Quantity	Average Price
5/8/2020	The Red Oak Institutional Founders Long Fund LP	SELL	2,495	5.539
5/8/2020	The Red Oak Fund, LP	SELL	2,871	5.539
5/8/2020	The Red Oak Long Fund LP	SELL	721	5.539
5/11/2020	The Red Oak Institutional Founders Long Fund LP	SELL	657	5.829
5/11/2020	The Red Oak Fund, LP	SELL	757	5.829
5/11/2020	The Red Oak Long Fund LP	SELL	190	5.829
5/13/2020	The Red Oak Institutional Founders Long Fund LP	SELL	5,964	6.188
5/13/2020	The Red Oak Fund, LP	SELL	6,864	6.188
5/13/2020	The Red Oak Long Fund LP	SELL	1,723	6.188
5/21/2020	The Red Oak Institutional Founders Long Fund LP	SELL	8,982	6.602
5/21/2020	The Red Oak Fund, LP	SELL	10,337	6.602
5/21/2020	The Red Oak Long Fund LP	SELL	2,594	6.602
6/29/2020	The Red Oak Institutional Founders Long Fund LP	SELL	21	9.524
6/29/2020	The Red Oak Fund, LP	SELL	23	9.524
6/29/2020	The Red Oak Long Fund LP	SELL	6	9.524
6/30/2020	The Red Oak Institutional Founders Long Fund LP	SELL	32,308	9.667
6/30/2020	The Red Oak Fund, LP	SELL	37,161	9.667
6/30/2020	The Red Oak Long Fund LP	SELL	9,330	9.667
7/1/2020	The Red Oak Institutional Founders Long Fund LP	SELL	451	9.855
7/1/2020	The Red Oak Fund, LP	SELL	519	9.855
7/1/2020	The Red Oak Long Fund LP	SELL	130	9.855

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CUSIP No. 281479105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2020

RED OAK PARTNERS, LLC

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

THE RED OAK FUND, L.P.

By:	RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

THE RED OAK INSTITUTIONAL FOUNDERS LOND FUND, L.P.

By:	RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

THE RED OAK LONG FUND, L.P.

By:	RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

By:	/s/ David Sandberg
DAVID SANDBERG

10